Filed Pursuant to Rule 253(g)(2)

File No. 024-11236

Fig Publishing, Inc.

SUPPLEMENT NO. 1 DATED NOVEMBER 6, 2020

TO THE OFFERING CIRCULAR DATED OCTOBER 21, 2020

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of Fig Publishing, Inc. (“Fig”, “we” or the “Company”) dated October 21, 2020, as it may be amended or supplemented from time to time.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same definitions given to them in the Offering Circular. This Supplement No. 1 to the Offering Circular is not complete without, and may not be delivered or used except in connection with, the Offering Circular.

The purpose of this supplement is to disclose an increase in the level of borrowing by Fig under a revolving debt facility that it previously entered into with its Parent.

The following underlined text should added to the second paragraph under the subheading “Liquidity and Capital Resources” on page 51 of the Offering Circular, as indicated below:

On October 1, 2020, we entered into a revolving debt facility with our Parent (the “Intercompany Revolving Credit Agreement”). The Intercompany Revolving Credit Agreement allows us to borrow from time to time from our Parent, up to a maximum amount outstanding at any time equal to $1,000,000. We must pay interest at a rate equal to: (i) 2.00%, for the period beginning on October 1, 2020 and ending on December 31, 2020, and (ii) the short term applicable federal rate promulgated by the U.S. Internal Revenue Service effective on the first day of the first month of each subsequent year that any indebtedness is outstanding. Interest accrues on the unpaid principal amount borrowed and is compounded annually (computed on the basis of a 365-day year for the actual number of days elapsed) until the entire principal amount and all accrued interest has been paid in full. All debt incurred under the agreement matures on October 1, 2023 unless we and our Parent agree to extend its term. We believe that our borrowing terms under the agreement are more favorable to us than we could secure from a third party. On October 1, 2020, we borrowed $250,000 under the agreement, on October 28, 2020, we borrowed an additional $300,000 and on November 6, 2020, we borrowed a further $300,000, principally to pay costs incurred in relation to offerings we are preparing for qualification under Regulation A and to advance certain Fig Funds amounts to certain developers. From time to time, we may repay some or all of our then-outstanding balance under this agreement, using proceeds from this offering or from other offerings or using other working capital as available.

The following underlined text should added to the paragraph under the subheading “Intercompany Revolving Credit Facility” on page F-17 of the Offering Circular, as indicated below:

On October 1, 2020, the Company entered into a revolving debt facility with its Parent (the “Intercompany Revolving Credit Agreement”). The Intercompany Revolving Credit Agreement allows the Company to borrow from time to time from its Parent, up to a maximum amount outstanding at any time equal to $1,000,000. The Company must pay interest at a rate equal to: (i) 2.00%, for the period beginning on October 1, 2020 and ending on December 31, 2020, and (ii) the short term applicable federal rate promulgated by the U.S. Internal Revenue Service effective on the first day of the first month of each subsequent year that any indebtedness is outstanding. Interest accrues on the unpaid principal amount borrowed and is compounded annually (computed on the basis of a 365-day year for the actual number of days elapsed) until the entire principal amount and all accrued interest has been paid in full. All debt incurred under the agreement matures on October 1, 2023 unless the Company and its Parent agree to extend its term. On October 1, 2020, the Company borrowed $250,000 under the agreement, on October 28, 2020, it borrowed an additional $300,000 and on November 6, 2020, it borrowed a further $300,000, principally to pay costs incurred in relation to offerings it is preparing for qualification under Regulation A and to advance certain Fig Funds amounts to certain developers.